Filed by Uniti Group Inc.

(Commission File No.: 001-36708)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Uniti Group Inc.

(Commission File No.: 001-36708)

On May 29, 2024, Uniti Group Inc. ("Uniti") published a replay of a presentation delivered at the TD Cowen 52nd Annual Technology, Media & Telecom Conference. A transcript of that presentation is below.

Event ID: 140822192350

Event Name: Uniti Group Inc at TD Cowen Technology, Media & Telecom Conference

Event Date: 2024-05-29T13:40:00 UTC

C: Kenneth A. Gunderman; Uniti Group Inc.; President, CEO & Director

P: Gregory Bradford Williams; TD Cowen, Research Division; Director

+++ presentation

Gregory Bradford Williams^ All right. Let's get started. Good morning, and welcome to day 1 of TD Cowen's 52nd TMT conference. My name is Greg Williams. I cover the cable, wireless and telco space here at Cowen. I'm joined in this session by President and CEO of Uniti, Kenny Gunderman. So let's get started. Kenny, thanks for joining us.

Kenneth A. Gunderman^ It's great to be here, Greg. Good morning, everybody.

+++ q-and-a

Gregory Bradford Williams^ So let's get started just on the -- obviously, the Windstream deal is very top of mind. The stock did react rather strongly to the news and eventually goes down 40-odd percent since the day before the announcement. So now that you see the way the market reacted so harshly. I know there's probably a lot of technical washout in there, but is there anything you would have or could have done differently to come back?

Kenneth A. Gunderman^ Yes. I don't think so, Greg. I think we've had a lot of intensive interaction with the market over the past few weeks, as you can imagine. And we haven't heard any concerns or questions or issues that have shaken our faith in the deal. We're still convinced this is absolutely the right deal and the right time to do it. I do think that there's been a lot of technical pressure on the stock for the reasons you mentioned plus maybe some others, which is not unexpected plus we're in this unique time period where people need time and access to information to make the fundamental buy decision.

So we've got some technical pressure causing selling, but people need time and information to make the fundamental buying decisions. And so we've been doing a lot of this -- a lot of these conferences getting out in front of investors along with the Windstream management team and getting more information out there. And I think -- and of course, the proxy is going to be filed in a couple of months.

I think people are waiting for that, and we're excited to get that out there. There's a lot of really interesting background reading that you'll find in there. And so we're not swayed by the reaction in the stock. In fact, I think what we're hearing is, I think, universal support for the recombination, just a lot of questions about the mechanics and the underlying fundamentals and I think once people really start to focus on the fundamentals, which is combining Windstream wholesale business with our very successful wholesale fiber strategy, I mean that's going to continue to be a mid-single-digit growing business going forward and recombining Kinetic, Opco and Propco and you're going to have a terrific fiber-to-the-home copper fiber conversion story.

Both of those businesses targeting Tier 2 and Tier 3 enterprise residential and wholesale markets, very unique strategy, a very unique story. On a combined basis, that business is going to grow at the low to mid-single digits, top line, low to mid-single digits EBITDA growth, margins are going to level out in the mid-40% range and capital intensity is going to level out in the 15% to 20% range.

Again, Greg, you know those are all metrics that are very similar to what we've been saying at Uniti for many years. And so we think the businesses fit great together. The strategy is going to be unique and ultimately, we also are going to have a lot of strategic optionality on bringing those assets together. So I think once people have time to really focus on the fundamentals that are going to start to see the merits of it.

Gregory Bradford Williams^ A lot to unpack there, we'll hopefully get to. But we did also want to say on the timing of the deal, why now as you consider. On one side, it makes sense because interest rate has finally sort of stabilized this year after last year, this sort of upper end to the right and you didn't know where it would end up. And one could argue you could get Windstream cheaper later if you waited. But at the same time, it's sort of a chicken and the egg because then your stock would get impacted too. So maybe with all that said, why was the timing right today?

Kenneth A. Gunderman^ Yes. Look, I think again, when the proxy comes out, you'll see a lot of background information. We've been very active behind the scenes on strategic options, most of which were presented to us as opposed to the other way around. So we are very reactive over the past few years. I think Windstream was, too, and for Uniti, we were focused on the balance sheet, focused on pushing out maturities. We were in a challenging interest rate environment, as you know. And so up until the beginning of 2023, we really focused on that first in addition to execution. But once we got all the maturities pushed out, we even mentioned publicly that we were starting to turn back to M&A on a proactive basis. And so that's really what led to us initiating conversations with the Windstream shareholders from just a timing perspective for us. We were able to be proactive versus reactive.

Secondly, I think BEAD is a once-in-a-lifetime opportunity for fiber-to-the-home providers, including and especially those providers that have those Tier 2 and Tier 3 and Tier 4 footprints like Kinetic does. And so we believe that on a combined basis, the company has a much better opportunity there than if we were separate, and we don't want to miss that window.

And thirdly, I think that my view is that in the next 18 to 24 months, there's going to be a consolidation way in Fiber, both commercial fiber and fiber-to-the-home. And I don't want to miss that window. I think on a combined basis, this company has an opportunity to participate in that way -- in a way that the 2 companies separately cannot.

On the concept of whether it gets cheaper or more expensive, hard to say, right? I just think based on what I just said, the window was right, and we think we hit it.

Gregory Bradford Williams^ That's good insights. And maybe talk about why this deal? So over the last few years, we've read 20 of unsubstantiated media reports, whether it was Zayo, Digital or [EPT]. What made this deal the most optimal one out of the potential options that had been reported.

Kenneth A. Gunderman^ Yes. Again, the proxy is going to have a lot of really interesting background reading, so I won't comment on rumors. But we have had the opportunity to assess a lot of different options. And one of the things that we've come to understand is there is a lot of strategic interest and financial interest in our assets and Windstream's assets, including on a combined basis. We also found a lot of validating -- valuation markers on those assets over the past couple of 3 years. We also found that as separate companies getting to a deal and an optimal deal was challenging.

The structure historically provided challenges and so when we assess all those options and looked at all the, what we consider to be intrinsic value of these assets, including on a combined basis, our view was this deal is the best deal because we're able to bring the assets together and then we can go assess strategic optionality from a position of strength with all of the assets under one umbrella as opposed to trying to do piecemeal type deals in addition to the fact, like I said at the beginning, there's a ton of industrial logic to combining these businesses. And so on a go-forward basis, M&A is an option, but it's not a requirement because I think this business is a unique asset from an operating point of view and a strategic positioning point of view.

And we've got questions about the consideration mix, why cash, why preferred, why equity. We really tried to solve for three things: one, setting up the balance sheet for success at the beginning. And I hope we talk about leverage today because that's a question that we get, so setting up the balance sheet for success; two, getting alignment of interest with the selling shareholders. We've always used equity in our M&A deals, as you know, Greg, in the past, and so we like having that alignment of interest; and thirdly, trying to minimize dilution to our shareholders because we really think that this business today on a pro forma basis given where the stock trades is basically valued at 6x, which we think is really, really ridiculously low. We think it's worth 8, 9, 10x, and so we wanted to minimize dilution to give our shareholders the opportunity to benefit in that upside. And so when we put all those things together, that consideration mix is where we landed. And ultimately, we think that's the right place to be.

Gregory Bradford Williams^ Right. And you alluded to the valuation. And can you maybe help me with the mechanics of your valuation? For example, if I applied a 4, 5 multiple on the copper and Kinetic, 8 to 10 on the fiber-to-the-home, 8 in the Fiber, I'm just making this up, 8 on managed services, take up the net debt and I put a public-private discount on it, divide it by share. Is that the right way to think? Any landmine or thing I'm not thinking of.

Kenneth A. Gunderman^ No, no. we've gotten asked the question a lot. How do we think about value and look, personally, I'm a large shareholder in the company. I'm a top 10 or 15 shareholder in the company. So I think about value all the time, all day long, all the time. And number one, I think historically, Uniti has had a challenge getting the market to value the MLA revenue appropriately. We perpetually -- it's perpetually been discounted in our view, despite 10 years of lease payments, never missed a lease payment. So my view, simply speaking, is you're replacing that MLA revenue with Fiber revenue. And you've got -- we know how to run a fiber business. We know how to get swift fiber assets.

So my view is we're going to be able to get a premium multiple on that fiber revenue, whether it be fiber-to-the-home or commercial versus the MLA revenue. Secondly, to your point, and Bill, let's pull up the slide. We put out some new slides this morning, which we think are responsive to some of the questions that we've been getting.

And Greg, you're spot on. I mean when we think about value, we do think about on a sum-of-the-parts basis, and you look at the multiples that we're applying here, you can't ignore ABS financings that are happening in the fiber-to-the-home space and the commercial fiber space. You're getting 9.5x, 10x leverage on these assets, never mind the valuation. And in the private market, you're still seeing -- we're still seeing these 10 to 20x multiples on fiber businesses. And so when you -- sorry, a sort of winded weighted average on these assets, including with the DSL, you're getting to 8x multiple plus today. And as we transition more and more of that Kinetic footprint to Fiber over time, that multiple starts to appreciate.

And so when we look at the valuations today, again, the ones that are implied today based upon the technical selling, there's almost no way to get to the 6x or roughly 6x multiple that we're trading at. So I think we're excited about this pace and what it implies for the value of these assets.

Gregory Bradford Williams^ Right. And that was my next question, I guess, is what you think would make the stock work because you guys are the ones who structured the deal, so you have an opinion there. But besides that you put up this morning, specifically like 6 or 9 sort of -- you showed sort of longer-term targets. So I guess, not only just showing how you think about the valuation? And secondly, if you can execute on these longer-term targets that you have on there, you put income paper, I guess. And if you can execute on that, maybe help the stock for (inaudible) rate.

Kenneth A. Gunderman^ Yes. Listen, I think we've got to be able to give investors the information. They need information. They need access to us, they need access to Windstream. So that's part of the plan. That's one of the initiatives over the next 12 months. Secondly, we've got to execute, right? We're going to continue to execute at Uniti. We're going to continue to put up those very predictable results. I think there's going to continue to be good, solid execution at Kinetic and I hope people are going to continue to see those solid performances.

Thirdly, we need to put in place an integration plan, which we are in the process of doing, and we're going to begin executing on. Fourthly, we need to refine the expanded build plans. We've talked about expanding the Kinetic build to up to 1 million homes and the BEAD process is part of that. But I think all of these things are things that we need to be able to show the market and investors that we're making progress during the sign to close period.

And fourthly, we've already initiated a strategic review of the assets from that -- from the sum-of-the-parts standpoint. But we've got to show progress. We've got to show execution. And ultimately, I think as people start to do the fundamental work, they get access to the proxy. I think that's what's going to help make the stock work us getting out there and being responsive to investor questions.

Gregory Bradford Williams^ And how should we think about leverage as you mentioned earlier. Where do you think the leverage will be coming out of the deal? And where do you see it going? And when will be it in deleverage mode.

Kenneth A. Gunderman^ So we've -- leverage was a very important topic when we were negotiating the deal because the selling shareholders, a couple of the largest Windstream shareholders are really rolling all of their economic value into this deal. They're taking out virtually no cash. And so we were all [incented] and motivated to have the right opening leverage and liquidity profile. And it was very important to us that we have a fully funded business plan. And so that's important.

I'll come back to leverage. So right now, our business plan is fully funded, including with the expanded build because if you use the BEAD program, as we're anticipating a lot of that BEAD funding is front-end loaded and the matching portion comes later. And so when you roll all of that in, this business becomes really generating cash flow in '26, '27 and beyond and the cash flow from the business funds that expanded build and we've got the liquidity on hand today to fund the cash burn in '24 and '25.

Gregory Bradford Williams^ The existing Windstream subscribers today that are fiberized generating EBITDA by 2027 with the BEAD upfront money, you know, is a flywheel that sort of funded the additional 1 million homes that you guys are going to cover.

Kenneth A. Gunderman^ That's correct. That's correct. And the Uniti business is going to continue -- CapEx is going to continue to come down. So very predictable business, very stable business. And that's one of the things that was important to us because we have a stable business. Windstream's Kinetic is stable. Even Windstream's managed services business, which is declining top line, has flattish EBITDA and virtually no capital. So it's a business that we think is relatively easy to plan from a liquidity point of view. And so leverage at the outset is high.

It's 4.8x before the preferred. We think it's going to take a little bit over 5x with the build as we go through the next couple of years on the build, but then it comes down and levels out around 4.5x. And we have another slide that we put out this morning that shows kind of the longer-term outlook in this business. And you can see the mid-single-digit growth that I talk -- low to mid-single-digit growth that I talked about, capital intensity leveling out after the build and leverage leveling out around 4.5x and it continues to tick down beyond that based on EBITDA growth and just debt pay down if we chose to do.

Gregory Bradford Williams^ Got it. And then synergies as well. We haven't talked about that yet, but I think you spoke about $100 million in OpEx synergies. Can you just give us some color of where exactly the synergies are coming from? Like is it -- what type of access cost? I can imagine you're saving some type 2 cost by writing Windstream's network and they're saving on your side, is it that?

Kenneth A. Gunderman^ That is, by far, the biggest part. Greg, you're right.

Gregory Bradford Williams^ Which way is it, is it the Windstream riding on your earnings?

Kenneth A. Gunderman^ So most of Windstream's footprint is off-net. They are procuring fiber from third-party providers and using that in their [seat]. And so a big synergy of this deal is to bring that on-net and bring that on to the Uniti network. So they obviously use the Uniti network today, but there's probably 60%, 70% of that business that's off-net. So that's 60%, 70% is right for the taking.

And so we're going to be grooming that traffic onto our network and a big part of that synergy number. There's also some foregoing capital because, as you know, Uniti has been progressively lighting more and more intercity routes to get into the Wave's market, and Windstream already has a lit network. And so we're going to be able to forego some CapEx there and that really supercharges our intercity wage business, which is very important today given where we are with hyperscale by the way.

Gregory Bradford Williams^ Sure, we'll get to that.

Kenneth A. Gunderman^ We'll talk about that. And then there's some corporate redundancies and some systems redundancies, but the majority of those savings are coming on the network side.

Gregory Bradford Williams^ And so you're eliminating a lot of tech to access costs, I'm trying to think of the timing of this $100 million of synergies. I think you mentioned 3 years, but is it front-end loaded, back-end loaded, linear? Can you help us out?

Kenneth A. Gunderman^ I would say it's -- we are modeling it as linear. And when you're grooming off-net traffic to on-net, there's a schedule. You kind of know when these IRUs mature. And so we've got the schedule laid out already. So I think about it at this point here.

Gregory Bradford Williams^ Okay. Sort of last question on the deal specifics is that you're no longer going to become -- you're no longer going to be a REIT, you're going to de-REIT if you will and become a C-corp that. You might leave a subsidiary of the REIT, I think. So help us to how that looks and help us in the process of deREIT-ing over the next year as the dividend, et cetera?

Kenneth A. Gunderman^ Yes. So we declared a dividend, and we're paying a dividend shortly, and that should be our last cash distribution because with that dividend, we'll be over-distributed for 2024 from a cash flow perspective. The deal should close in 2025. And so by the deal itself, that will result in distribution that satisfies any required REIT distributions for 2025. And so by the end of the tax year 2025, we will no longer follow the REIT at the corporate level.

And ironically, by deREIT-ing, we're actually saving more corporate taxes with the step up because -- Asset step-up as the sale of the REIT gives us the ability to really forego most corporate taxes on a go-forward basis.

But to your point -- so all of that, Greg, will happen over the course of the next 12 months as we lead up to closing and then at closing, we'll effectively be deREIT-ing at the corporate level. But -- we do think, and work is ongoing, but we do think retaining REIT status at least at one of the Uniti subsidiary levels will be useful not only from the standpoint of foregoing -- or benefiting from the interest rate -- I'm sorry, the interest deduction associated with REIT-able income, but also just the strategic optionality of having that REIT status, it's pretty valuable to have that as a fiber company.

Gregory Bradford Williams^ It's hard to become a REIT?

Kenneth A. Gunderman^ It's very hard to become a REIT, especially as a Fiber company. And so with respect to strategic and M&A flexibility on a go-forward basis, we really want to advance.

Gregory Bradford Williams^ And it's a good segue to my next question is you mentioned strategic review is ongoing. It's one of the major initiatives going forward. And I miss the mention Crown's fiber businesses in the market. I think it would be too large, obviously for Uniti to take on. But could you partner? Could it be broken into pieces? I mean, Elliott seems to be everywhere in the equation. So I guess the question is, could you consider options with Crown? Or do you feel like your hands are too full today?

Kenneth A. Gunderman^ Our hands are definitely not too full. Like I said at the outset, part of the rationale for the combination now is to put ourselves in a position to participate in what we think is an M&A or fiber consolidation wave that's ongoing and coming, number one. Number two, I don't want to comment on anything specific, but the proxy reading will be interesting, the background reading will be interesting. I think there's a number of very interesting and valuable assets out there that could fit with some very strategic assets that are -- that we currently own at Uniti and on a combined basis that this business will own.

Gregory Bradford Williams^ Right. I look forward to figuring out company A, B, C and D in the proxy when it comes out. But on that note, talk about the rationale for this M&A wave that you foresee or prognosticate. Why do you think it's happening now? And is it this AI-driven wave, whether the capital markets behaving? What do you think is -- would be the reason?

Kenneth A. Gunderman^ Yes. Look, I think, first of all, the interest in fiber assets has ebbed and flowed over the over the years. But one thing that's held constant through that is quality fiber assets continue to get premium multiples. And to us, Fiber-to-the-home is a business model that's working. It's (inaudible) is still out for some. But I think for the most part, when you look at the business models, both the public and the private ones, their work, and you look at -- 2 weeks ago, T-Mobile made a large investment in an incumbent fiber-to-the-home provider, okay?

That's what Lumen or -- sorry, [Lumos] was, that's what Kinetic is. And I don't need to tell you the multiple that was put on that asset, a very valuable asset. So you have some really strategic parties coming into the [space], I think for an opportunity to get into the space, and they're looking for scaled assets. Scale really matters in fiber, including in especially fiber-to-the-home.

So the scale benefits are one of the things that's going to be driving it. Secondly, you've got new participants that are looking for either platform or to grow their existing platforms. And thirdly, when you go back over the past number of years, the infrastructure funds have invested in fiber whether it's commercial fiber or fiber-to-the-home, you're starting to get to that 3-, 4-, 5-year window when they start to look for exits. And so when you put those things together, along with what we think is an improving debt market from a rate perspective. At some point, hopefully, this year, soon, you're going to start to see an improving rate environment. I think all those things together lead to M&A.

Gregory Bradford Williams^ Yes. And you wonder is the infrastructure funds, as they sunset their horizons that are recycling the data center world with AI and everything as well.

Kenneth A. Gunderman^ Probably.

Gregory Bradford Williams^ And then maybe we can talk about that in terms of AI demand. It's red hot and the (inaudible) old, but it seems like fiber is now catching some of the AI demand in the narrative. You noted over the past few earnings calls, and sure enough, you mentioned you had a big deal with -- in Huntsville, Alabama, which I believe is AI-driven. Can you help us articulate where the demand is coming from, specifically and the opportunity for Uniti? Is it way to connect training data centers? Is it dark fiber? Is it conduit sales? Is it all of the above? I'm just trying to figure out whether the specific demand is coming from?

Kenneth A. Gunderman^ Yes. It's really all of the above. I think one of the -- so we're selling Wave. We're selling dark fiber. We're building new fiber for hyperscale as we're selling existing fiber. So the deal you mentioned, for example, in the first quarter was building new routes connecting Tier 2, Tier 3 markets in our existing footprint for data center connectivity.

And the hyperscalers need massive amounts of data center capacity and one of the constraints in the bigger markets is power. And so they're looking in these Tier 2 and 3 markets where the grids are not nearly as stressed, which means new data centers, which anytime you hear the hyperscaler is talking about data center, you should also think about them needing fiber and large amounts of fiber to connect those data centers. So that deal in the first quarter was to connect new data centers in Tier 2 markets in our footprint.

In the second quarter, we're going to have a really large bookings quarter and a lot of that is going to be driven by selling existing capacity to hyperscalers. And so -- and in some cases, it's Waves and in some cases, it's dark fiber on existing fiber connecting markets as well and some of the hyperscalers are building for the future. They're telling us that they're buying for what they need for the next 4, 5, 6 years, and others are buying for the immediate in the next 12 months, next 18 months. So it's hard to put them into 1 category in terms of what they're doing. I think they're all looking at it a little bit differently. But the amount of demand that is currently forecasted for AI is a multiple of what we expected for 5G, for example.

And so when I look at our funnel and the amount of opportunities that we have there, which is the precursor the bookings, right? I mean that's, in some cases, more important than bookings. The funnel is what you're really working on. It's bigger than it's ever been and the hyperscalers are a bigger component of it than wireless ever was in the past as a benefit.

Gregory Bradford Williams^ And that's I guess, my next and I guess, last question as we're running out of time is, do you expect this to be a super cycle. Could you mention some of your customers are saying 4-, 5- or 6-year plan and some of them are looking more short term. And I guess the bearish argument would be that if it's just 20 data centers across the country -- training data centers, it could the inference data centers with plenty of network. You stitch these data centers together, but after that sort of onetime in nature then as you've connected them and that's sort of it? Or is it a super cycle.

Kenneth A. Gunderman^ I don't want to use the word super cycle because that sounds, but I think it's probably closer to that than onetime in nature because, like I said, some of the -- some of our customers are planning for the next 6 months and 12 months, which leads me to think that there's a lot more investment beyond that. Some are planning for the longer term and the amount of capacity that they're procuring leads me to think that they believe there is a tremendous amount of demand coming. And so I've seen what data point do you want to pick? Is it capacity at data centers? Is it fiber capacity? Or is it revenue that you think is going to be driven by AI and all of them are these hockey stick forecast.

But what's important to me as I look at what the hyperscalers say they're spending from a CapEx point of view, it's analogous to all of those following the wireless carriers closely and what they say they're going to spend, they're all talking about spending billions of dollars to position for AI. And I don't think that's a one time and done thing. I think it's here to stay.

Gregory Bradford Williams^ Great. Well, with that, we're out of time. So thank you very much, Kenny.

Kenneth A. Gunderman^ Great. Thank you.

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti, Windstream Holdings II, LLC (“Windstream”) or the proposed combined company (“New Uniti”) or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

Uniti and Windstream plan to file relevant materials with the SEC in connection with the contemplated transaction (the “Transaction”), including a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents. Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Transaction.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE TRANSACTION AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Transaction will be available when filed free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti's investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

Participants in the Solicitation

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Transaction. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Uniti and Windstream at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding our merger with Windstream and the future performance of New Uniti (together with Windstream and Uniti, the “Merged Group”), the perceived and potential synergies and other benefits of the Transaction, and expectations around the financial impact of the Transaction on the Merged Group’s financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Uniti and Windstream for Uniti and Windstream, respectively, and the Merged Group, the anticipated timing for and outcome and effects of the Transaction (including expected benefits to shareholders of Uniti), expectations for the ongoing development and growth potential of the Merged Group and the future operation of Uniti, Windstream and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the Transaction; the ability of the parties to complete the Transaction considering the various closing conditions; the expected benefits of the Transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of New Uniti following completion of the Transaction; and anticipated growth strategies and anticipated trends in Uniti’s, Windstream’s and, following the expected completion of the Transaction, New Uniti’s business.

In addition, other factors related to the Transaction that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all); potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Transaction; risks relating to the value of New Uniti’s securities to be issued in the Transaction; disruptions of Uniti’s and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Transaction; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Transaction will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Uniti does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.